UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals, Inc.
File No. 1-33500 - CF#33264

───────────────────

Jazz Pharmaceuticals Public Limited Company (successor to Jazz Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2008.

Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.74   through June 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary